UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number 001-31913

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NOVAGOLD RESOURCES INC.
(Translation of registrant's name into English)

Suite 720 – 789 West Pender Street
Vancouver, BC Canada V6C 1H2
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

                         .

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated September 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
NOVAGOLD RESOURCES INC.
(Registrant)

Date: September 19, 2013	By:	/s/ David A. Ottewell
David A. Ottewell

	Title:	Vice President and Chief Financial Officer